UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42672

Allied Gold Corp
(Exact name of Registrant as specified in its charter)

Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario
M5J 2J3
Tel: 1-833-363-4435
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allied Gold Corp
(Registrant)

Date: December 21, 2025	/s/ Sofia Tsakos
Sofia Tsakos
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated December 21, 2025

Tel: 1-833-363-4435